

April 22, 2013

Via E-mail
Patricia A. Arciero-Craig
Gleacher & Company, Inc.
1290 Avenue of the Americas
New York, NY 10104

> **Re:** **Gleacher & Company, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 22, 2013**
> **File No. 000-14140**

Dear Ms. Arciero-Craig:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please submit a marked version of Amendment No. 1 reflecting changes as correspondence on EDGAR. Additionally, please file marked versions with subsequent amendments. See Exchange Act Rule 14a-6(h).

2. We note your disclosure that none of the proposals are considered "routine" matters. Please advise, us with a view towards revised disclosure, why the ratification of the appointment of your independent registered public accounting firm is classified as "non-routine" under New York Stock Exchange Rule 452.

3. Notwithstanding the last sentence of Item 5(b)(iii) of Schedule 14A, the introductory language to that item requires Gleacher to state whether or not the disclosure requirement applies to any participant. Please confirm to us that no participant has been convicted in a criminal proceeding in the last ten years or direct us to where that disclosure has been made.

<u>Who is paying for this proxy solicitation?, page 8</u>

4.   We note the disclosures which have been added in response to prior comment 5. Please also include a description of the material features of any contract or arrangement with Georgeson, and disclose the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the entire solicitation and not just the fees payable to Georgeson. See Items 4(b)(3)(i) and 4(b)(4) of Schedule 14A.

<u>Compensation Discussion and Analysis, page 36</u>

5.   Please revise the reference to "Proposal 1" on page 38.

<u>Potential Payments Upon Termination or Change in Control, page 55</u>

6.   We recognize that disclosures have been included regarding potential payments following termination in connection with a "change in control" in this section. Please advise us, with a view towards revised disclosure, if applicable, whether the anticipated election of directors would constitute a "change in control" within the meaning of any of Gleacher's named executive officers' compensation arrangements and, if so, whether any payments would be triggered absent a subsequent termination event.

        You may contact Michael Seaman (202) 551-3366 or me at (202) 551-3266 with any questions.

                                                Sincerely,

                                                /s/ Nicholas Panos

                                                Nicholas Panos
                                                Senior Special Counsel
                                                Office of Mergers and Acquisitions